Exhibit 99.1

Evogene Reports Receipt of Nasdaq Minimum Bid Price Notification

Rehovot, Israel – March 20, 2024 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) (the “Company”, “Evogene”), a leading computational biology company targeting to revolutionize life-science product discovery and development across multiple market segments, today reported that the Company received a letter (the “Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company is currently not in compliance with Nasdaq Rule 5550(a)(2), as the Company’s closing bid price for its ordinary shares has been below $1.00 per share for the last 30 consecutive business days.

The Nasdaq Stock Market Rules provide the Company with an additional period of 180 calendar days to regain compliance. According to the Letter, the Company has until September 16, 2024, to regain compliance with the minimum bid price requirement. The Company will regain compliance, if at any time during this 180-day period, the closing bid price of its ordinary shares is at least $1.00 for a minimum period of ten consecutive business days, in which case the Company will be provided with a written confirmation of compliance from Nasdaq and this matter will be closed.

If the Company does not demonstrate compliance (with the bid price requirement or with any other listing requirements) prior to the end of the 180-day period ending September 16, 2024, the Nasdaq’s staff will notify the Company that its ordinary shares will be subject to delisting.

It is noted that Evogene’s continued listing on Nasdaq remains a key priority for the Company. Should the situation not resolve itself over the above-mentioned timeframe, the Company intends to consider other available options to cure the deficiency and regain compliance with the minimum bid requirement within the compliance period, including potentially approving a reverse share split among other alternatives.

The Letter from Nasdaq has no immediate effect on the Company’s Nasdaq listing or the trading of its ordinary shares on Nasdaq, and during the aforementioned cure period, the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “EVGN”. It is further noted that the Letter from Nasdaq has no bearing on Evogene’s listing on the Tel Aviv Stock Exchange, where its ordinary shares are traded under the ticker symbol “EVGN”.

About Evogene Ltd.:

Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) is a computational biology company leveraging big data and artificial intelligence, aiming to revolutionize the development of life-science based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost.

Evogene established three unique tech-engines - MicroBoost AI, ChemPass AI and GeneRator AI.  Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through strategic partnerships and collaborations, and its five subsidiaries including:

1.	Biomica Ltd. (www.biomicamed.com) developing and advancing novel microbiome-based therapeutics to treat human disorders powered by MicroBoost AI;

2.	Lavie Bio Ltd. (www.lavie-bio.com) - developing and commercially advancing, microbiome based ag-biologicals powered by MicroBoost AI;

3.	AgPlenus Ltd. (www.agplenus.com) -developing next generation ag chemicals for effective and sustainable crop protection powered by ChemPass AI;

4.	Canonic Ltd. (www.canonicbio.com) – developing medical cannabis products based on decoding plant genetics for optimized therapeutic effect powered by GeneRator AI; and

5.
Casterra Ag Ltd. (www.casterra.co)– developing and marketing superior castor seed varieties producing high yield and high-grade oil content, on an industrial scale for the biofuel and other industries powered by GeneRator AI.

For more information, please visit: www.evogene.com.

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. For example, Evogene is using forward-looking statement in this press release when it discusses its ability to regain compliance under the Nasdaq’s Listing Qualification requirements including by potentially approving a reverse share split to regain the $1.00 minimum bid compliance. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel and Hamas and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel and those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact

Rachel Pomerantz Gerber
Head of Investor Relations at Evogene
rachel.pomerantz@evogene.com
Tel: +972-8-9311901